UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 9, 2010

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): n/a

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a statement dated November 9, 2010 relating to the Announcement of Annual Results for the year ended August 31, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/S/ LAI NI QUIAQUE
Name:	Lai Ni Quiaque
Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: November 9, 2010

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock code: 1137)

ANNUAL RESULTS FOR THE YEAR ENDED 31 AUGUST 2010

HIGHLIGHTS

➢	Record broadband subscription growth of 135,000 net additions during the year to 526,000 as of 31 August 2010

➢	Total turnover grew by 6.5% year-on-year to HK$1,574.7 million due to strong Fixed Telecommunications Network Services (FTNS) turnover growth of 10.2% year-on-year to HK$1,356.1 million

➢

Maintain a stable core earning before interest, tax, depreciation and amortisation (“EBITDA”)(note) of HK$479.1 million despite the record broadband subscription growth and associated acquisition costs

➢	Basic earnings per share amounted to HK30.7 cents (FY2009: HK32.4 cents)

➢	Declared a final cash dividend of HK13.5 cents per ordinary share bringing full year dividend to HK20 cents per ordinary share (FY2009: HK19 cents per ordinary share)

Note:	Core EBITDA represents the EBITDA for any period plus or deduct any net (loss) or gain from extinguishment of 10-year senior notes.

The Board of Directors (the “Board” or the “Directors”) of City Telecom (H.K.) Limited (“City Telecom” or the “Company”) is pleased to present the audited consolidated results of the Company and its subsidiaries (collectively referred to as the “Group”) for the year ended 31 August 2010 together with the comparative figures for the previous year.

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED 31 AUGUST 2010

	Note		2010 HK$’000	2009 HK$’000
Turnover	2		1,574,687	1,478,239
Network costs	3		(195,292)	(175,129)
Other operating expenses	4	(a)	(1,105,604)	(1,037,964)
Other income, net	4	(b)	7,989	41,540
Finance costs	4	(c)	(22,235)	(55,127)

Profit before taxation	4		259,545	251,559
Income tax expense	5		(42,679)	(38,730)

Profit attributable to shareholders			216,866	212,829

Basic earnings per share	7		HK30.7 cents	HK32.4 cents

Diluted earnings per share	7		HK29.4 cents	HK31.8 cents

CONSOLIDATED BALANCE SHEET

AS AT 31 AUGUST 2010

	Note	2010 HK$’000	2009 HK$’000
Non-current assets
Goodwill		1,066	1,066
Fixed assets		1,431,813	1,302,380
Long term receivable and prepayment		5,174	6,091
Deferred expenditure		6,626	12,786

		1,444,679	1,322,323

Current assets
Accounts receivable	8	99,729	120,192
Other receivables, deposits and prepayments		89,490	69,765
Deferred expenditure		28,986	36,674
Pledged bank deposits		—	15,038
Cash at bank and in hand		588,665	226,416

		806,870	468,085

Current liabilities
Bank overdrafts – unsecured		10,490	5,364
Accounts payable	9	35,128	37,555
Other payables and accrued charges		195,931	206,487
Deposits received		21,822	16,385
Deferred service income		106,798	115,070
Tax payable		1,533	1,993
Current portion – obligations under finance leases		212	202

		371,914	383,056

Net current assets		434,956	85,029

Total assets less current liabilities		1,879,635	1,407,352

	Note	2010 HK$’000	2009 HK$’000
Non-current liabilities
Deferred tax liabilities		55,843	15,709
Derivative financial instrument		11,293	—
Long-term debt and other liabilities		123,960	163,116

		191,096	178,825

Net assets		1,688,539	1,228,527

Capital and reserves
Share capital	10	76,500	66,418
Reserves	10	1,612,039	1,162,109

Total equity attributable to equity shareholders of the Company		1,688,539	1,228,527

Notes:

1.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. As Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and accounting principles generally accepted in Hong Kong, are derived from and consistent with IFRSs, these financial statements also comply with HKFRSs. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the requirements of the Hong Kong Companies Ordinance.

The measurement basis used in the preparation of the financial statements is the historical cost basis except that certain financial assets are stated at their fair values or amortised costs as explained in the accounting policies set out below.

The preparation of financial statements in conformity with IFRSs and HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Up to the date of issue of these financial statements, the IASB/HKICPA has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended 31 August 2010 and which have not been adopted in these financial statements.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far the Group is not yet in a position to state whether they would have a significant impact on the Group’s results of operations and financial position.

Effective for accounting periods beginning on or after
Amendment to IFRS/HKFRS 2	Share-based payment – Group cash-settled share-based payment transactions	1 January 2010

IFRSs/HKFRSs (Amendments)	Improvements to IFRSs/HKFRSs (2009)	1 January 2010

Amendment to IAS/HKAS 32	Financial instruments: Presentation – Classification of rights issues	1 February 2010

IFRIC/HK (IFRIC) - Int 19	Extinguishing financial liabilities with equity instruments	1 July 2010

IFRSs/HKFRSs (Amendments)	Improvement to IFRSs/HKFRSs (2010)	1 July 2010 or 1 January 2011

Amendment to IFRIC/HK (IFRIC) - Int 14	IAS/HKAS 19 – The limitation on a defined benefit asset, minimum funding requirements and their interaction – Prepayments of a minimum funding requirement	1 January 2011

IAS/HKAS 24 (Revised)	Related party disclosures	1 January 2011

Amendments to IFRS/HKFRS 7	Financial instruments: Disclosures – Transfer of financial assets	1 July 2011

IFRS/HKFRS 9	Financial instruments	1 January 2013

2.	TURNOVER AND SEGMENT INFORMATION

The Group is principally engaged in the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada. Revenues recognised during the year are as follows:

	2010 HK$’000	2009 HK$’000
Turnover

International telecommunications services	218,589	247,359
Fixed telecommunications network services (note 2(b))	1,356,098	1,230,880

	1,574,687	1,478,239

(a)	Primary reporting format – business segments

The Group is organised on a worldwide basis into two business segments:

–	International telecommunications	:	provision of international long distance calls services

–	Fixed telecommunications network	:	provision of dial up and broadband Internet access services, local voice-over-IP services, IP- TV services and corporate data services

The Group’s inter-segment transactions mainly consist of provision of leased lines services. These transactions were entered into on similar terms as those contracted with third parties.

	2010
	International tele- communications services HK$’000	Fixed tele- communications network services HK$’000	Elimination HK$’000	Group HK$’000
Turnover
– External sales	218,589	1,356,098	—	1,574,687
– Inter-segment sales	5,673	16,673	(22,346)	—

	224,262	1,372,771	(22,346)	1,574,687

Segment results	54,173	219,618		273,791

Other income, net				7,989
Finance costs				(22,235)

Profit before taxation				259,545
Income tax expense				(42,679)

Net profit				216,866

	2009
	International tele- communications services HK$’000	Fixed tele- communications network services HK$’000	Elimination HK$’000	Group HK$’000
Turnover
– External sales	247,359	1,230,880	—	1,478,239
– Inter-segment sales	5,669	19,784	(25,453)	—

	253,028	1,250,664	(25,453)	1,478,239

Segment results	61,631	203,515		265,146

Other income, net				41,540
Finance costs				(55,127)

Profit before taxation				251,559
Income tax expense				(38,730)

Net profit				212,829

(b)	Hong Kong Broadband Network Limited (“HKBN”), a wholly-owned subsidiary of the Company, is a Fixed Telecommunications Network Services (“FTNS”) licensee and provides interconnection services to enable delivery of telecommunications service to customers of different operators. Since the FTNS license was granted by the Telecommunication Authority (“TA”) and interconnection services have been provided, HKBN has been billing mobile operators for the interconnection services provided to them and recognising revenue (“mobile interconnection charges”) based on management’s best estimate of the amounts to be collected. In prior years, majority of the mobile operators rejected HKBN’s demand for payment of the mobile interconnection charges. As a result of non-payment by certain mobile operators, in 2004, the Group requested TA to make a determination (the “2004 Determination”) on the level of mobile interconnection charges payable by one of the mobile operators (“mobile operator under dispute”) to HKBN; and the effective date of the determined mobile interconnection charges.

In June 2007, TA issued the 2004 Determination which set out the rates of mobile interconnection charge payable by the mobile operator under dispute for interconnection services provided by HKBN for the period from 1 April 2002 to 31 August 2004 and the mobile operator under dispute paid mobile interconnection charge for the relevant period accordingly.

Subsequent to June 2007, HKBN entered into contractual agreements with several mobile operators which agreed to pay mobile interconnection charges based on the 2004 Determination for the period from 1 April 2002 to 31 August 2004 and with respect to the period after 31 August 2004 at the interim rate stated in the contractual agreements. The interim rate was subject to adjustment based on further determination to be issued by TA.

In February 2008, since certain mobile operators had still not yet settled their mobile interconnection charges for interconnection services provided by HKBN, HKBN requested TA to make a new determination on the rate of mobile interconnection charge and interest thereon with the four mobile operators.

In September 2008, TA accepted HKBN’s request for determination on the rate of mobile interconnection charges for the period from 1 April 2002 to 26 April 2009 payable by the mobile operators that have not reached contractual agreements with HKBN, and the rate for the period from 1 September 2004 to 26 April 2009 payable by those mobile operators that have reached contractual agreements with HKBN, and the interest rate thereon (the “2008 Determination”).

In May 2010, TA issued its decision on the 2008 Determination which set out the rates of mobile interconnection charges payable by the mobile operators under dispute.

Based on the 2008 Determination, the Group reversed approximately HK$19,706,000 revenue related to mobile interconnection charges and recognised approximately HK$10,053,000 interest income during the year ended 31 August 2010.

Included in the accounts receivable balance as at 31 August 2010 were receivable relating to mobile interconnection charges of HK$39,763,000 (31 August 2009: HK$68,802,000) representing the amount of mobile interconnection charges management expects to collect.

3.	NETWORK COSTS

Network costs mainly include interconnection charges paid to local and overseas carriers, leased line rentals, program fees, and production costs for the IP-TV service, and do not include depreciation charge which is included in other operating expenses.

The Group estimates the Universal Services Contributions (“USC”) payable to PCCW-HKT to fund the costs of network development in remote areas in Hong Kong and includes such estimated costs as part of the network costs. TA periodically reviews the actual costs of such developments and revises the amounts owed to PCCW-HKT or to be refunded by PCCW-HKT to the USC contributing parties.

On 8 April 2009, TA issued a statement (the “2009 TA Statement”) on the USC and confirmed the actual contribution level for the period from 1 July 2007 to 30 June 2008. Based on the 2009 TA Statement, no additional payment or refund of USC from PCCW-HKT was required.

On 27 April 2010, TA issued a statement (the “2010 TA Statement”) on the USC and confirmed the actual contribution level for the period from 1 July 2008 to 30 April 2009. Based on the 2010 TA Statement, no additional payment or refund of USC from PCCW-HKT was required.

Based on the 2010 TA Statement, TA decided that USC contributing parties are not required to pay provisional USC from 1 May 2009 onwards until a further review of the USC.

4.	PROFIT BEFORE TAXATION

Profit before taxation is arrived at after charging/(crediting) the following:

(a)	Other operating expenses

	2010 HK$’000	2009 HK$’000
Advertising and marketing expenses	372,727	299,794
Amortisation of deferred expenditure	48,621	53,160
Auditors’ remuneration	2,910	3,455
Depreciation of owned fixed assets	198,323	205,624
Depreciation of fixed assets held under finance lease	706	617
Operating lease charges in respect of land and buildings	22,669	17,010
Operating lease charges in respect of equipment	39	42
Provision for doubtful debts	14,742	12,103
(Gain)/loss on disposal of fixed assets	(1,375)	1,016
Talent costs (note 4(d))	301,760	302,279
Others	144,482	142,864

	1,105,604	1,037,964

(b)	Other income, net

	2010 HK$’000	2009 HK$’000
Interest income	(11,372)	(4,869)
Loss/(gain) on extinguishment of 10-year senior notes	9,650	(31,371)
Net exchange gain	(324)	(3,038)
Others	(5,943)	(2,262)

	(7,989)	(41,540)

(c)	Finance costs

	2010 HK$’000	2009 HK$’000
Interest element of finance leases	42	27
Interest on 10-year senior notes	5,881	52,670
Amortisation of incidental issuance costs	188	1,545
Interest on bank borrowings	1,379	—
Amortisation of upfront costs on bank borrowings	192	—
Change in fair value of derivative financial instrument	11,293	—
Other borrowing costs	3,260	885

	22,235	55,127

(d)	Talent costs

	2010 HK$’000	2009 HK$’000
Wages and salaries	277,883	278,905
Provision for annual leave	561	613
Equity settled share-based transaction	5,347	4,768
Retirement benefit costs – defined contribution plans	38,820	34,614
Less: Talent costs capitalised as fixed assets	(20,851)	(16,621)

	301,760	302,279

Talent costs include directors’ emoluments and research and development cost of HK$11,169,000 (2009: HK$10,824,000) but exclude talent costs of HK$11,098,000 (2009: HK$13,461,000) recorded in network costs and HK$229,399,000 (2009: HK$214,272,000) recorded in advertising and marketing expenses.

Talent costs include all compensation and benefits paid to and accrued for all individuals employed by the Group, including directors.

(e)	Other items

	2010 HK$’000	2009 HK$’000
Realised gain on other financial assets	—	(189)

5.	INCOME TAX EXPENSE

Hong Kong profits tax has been provided at the rate of 16.5% (2009: 16.5%) on the estimated assessable profits for the year. Taxation on other jurisdictions has been calculated on the estimated assessable profits for the year at the income tax rates prevailing in the other tax jurisdictions in which the Group operates.

The amount of income tax expense in the consolidated income statement represents:

	2010 HK$’000	2009 HK$’000

Current taxation

Hong Kong
– Over-provision in prior years	40	—
Non-Hong Kong
– Provision for the year	(2,585)	(1,622)

Deferred taxation

Origination and reversal of temporary differences	(40,134)	(37,108)

Income tax expense	(42,679)	(38,730)

6.	DIVIDENDS

(a)	Dividends payable to equity shareholders of the Company attributable to the year:

	2010 HK$’000	2009 HK$’000
Interim dividend declared and paid of HK6.5 cents per ordinary share (2009: HK3 cents per ordinary share)	49,725	19,904
Final dividend proposed after the balance sheet date, of HK13.5 cents per ordinary share (2009: HK16 cents per ordinary share)	103,275	106,269

	153,000	126,173

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b)	Dividends attributable to the previous financial year, approved and paid during the year:

	2010 HK$’000	2009 HK$’000
Final dividend in respect of the financial year ended 31 August 2009, approved and paid of HK16 cents per ordinary share (2009: HK2 cents per ordinary share in respect of the financial year ended 31 August 2008)	108,735	13,014

During the year ended 31 August 2009, a scrip dividend option was offered to all shareholders of the Company, excluding shareholders with registered addresses outside Hong Kong, who were entitled to the final dividend in respect of the financial year ended 31 August 2008. 12,212,142 shares were issued during the year ended 31 August 2009 to the shareholders of the Company who had elected to receive all or part of their entitlement to dividends in the form of scrip.

7.	EARNINGS PER SHARE

	2010 HK$’000	2009 HK$’000
Profit attributable to shareholders	216,866	212,829

Weighted average number of ordinary shares

	2010 Number of shares ’000	2009 Number of shares ’000
Issued ordinary shares at the beginning of the year	664,180	650,622
Effect of scrip dividend issued	—	6,256
Effect of share options exercised	14,856	329
Effect of placement	27,569	—
Effect of shares repurchased and cancelled	—	(6)

Weighted average number of ordinary shares at the end of the year (basic)	706,605	657,201
Incremental shares from assumed exercise of share options	30,011	11,183

Weighted average number of ordinary shares at the end of the year (diluted)	736,616	668,384

Basic earnings per share	HK30.7 cents	HK32.4 cents

Diluted earnings per share	HK29.4 cents	HK31.8 cents

8.	ACCOUNTS RECEIVABLE

The majority of the Group’s accounts receivable are due within 30 days from the date of billings. Subscribers with receivable that are more than 3 months overdue are requested to settle all outstanding balance before further credit is granted.

The aging analysis of the accounts receivable is as follows:

	2010 HK$’000	2009 HK$’000
Current	41,244	32,427
0 – 30 days past due	9,024	13,663
31 – 60 days past due	5,245	3,953
Over 60 days past due (note)	50,039	73,309

	105,552	123,352
Less: Provision for doubtful debts	(5,823)	(3,160)

	99,729	120,192

Note:	The amounts over 60 days past due for the Group included receivable relating to mobile interconnection charges of HK$39,763,000 as at 31 August 2010 (2009: HK$68,802,000)

9.	ACCOUNTS PAYABLE

The aging analysis of the accounts payable is as follows:

	2010 HK$’000	2009 HK$’000
Current – 30 days	6,838	12,621
31 – 60 days	1,982	1,778
61 – 90 days	1,647	189
Over 90 days	24,661	22,967

	35,128	37,555

10.	CAPITAL AND RESERVES

	Share capital HK$’000	Share premium HK$’000	Capital reserve HK$’000	Capital redemption reserve HK$’000	Retained profits HK$’000	Exchange reserve HK$’000	Total HK$’000
At 1 September 2009	66,418	681,208	23,232	7	454,802	2,860	1,228,527
Total comprehensive income for the year	—	—	—	—	216,866	(97)	216,769
Dividend paid in respect of previous year	—	—	—	—	(108,735)	—	(108,735)
Dividend paid in respect of current year	—	—	—	—	(49,725)	—	(49,725)
Shares issued upon exercise of share option	2,032	22,227	(7,515)	—	—	—	16,744
Equity settled share-based transactions	—	—	5,347	—	—	—	5,347
Shares issued upon placement	8,050	371,562	—	—	—	—	379,612

At 31 August 2010	76,500	1,074,997	21,064	7	513,208	2,763	1,688,539

At 1 September 2008	65,062	670,717	19,013	—	275,025	2,790	1,032,607
Total comprehensive income for the year	—	—	—	—	212,829	70	212,899
Dividend paid in respect of previous year	—	—	—	—	(3,108)	—	(3,108)
Shares issued in respect of scrip dividend of previous year	1,221	8,685	—	—	(9,906)	—	—
Dividend paid in respect of current year	—	—	—	—	(19,904)	—	(19,904)
Shares issued upon exercise of share option	142	1,806	(549)	—	—	—	1,399
Equity settled share-based transactions	—	—	4,768	—	—	—	4,768
Repurchase and cancellation of ordinary shares	(7)	—	—	7	(134)	—	(134)

At 31 August 2009	66,418	681,208	23,232	7	454,802	2,860	1,228,527

11.	COMPARATIVE FIGURES

During the year, management performed a review of the presentation of the Group’s cash at bank and in hand balance. As a result of the review, the Group’s “bank overdrafts – unsecured” balances amounted to HK$5,364,000 which were previously included in the cash at bank and in hand balance at 31 August 2009 have been reclassified as a current liability to conform to the current year’s presentation. This change in presentation had no effect on the reported results of the prior year.

BUSINESS REVIEW

City Telecom executed within our guidance for FY2010, meeting the financial and operational targets we set at the beginning of the financial year. The record subscription growth that we achieved during the year, despite our competitors matching our prices, is reflective of our Fibre bandwidth advantage and expanding network coverage. We have been free cash flow positive since FY2007 and ended FY2010 with a strong net cash position.

Overall, we delivered what we promised to the financial community at the beginning of the financial year:

•	record 135,000 net additions to 526,000 broadband subscriptions by 31 August 2010, compared with guidance to exceed 510,000 broadband subscriptions

•	core EBITDA of HK$479.1 million (HK$469.4 million add back HK$9.7 million loss on extinguishment of 10-year senior notes), in line with FY2009 core EBITDA figure

•	capital expenditure HK$344.8 million, within the announced range of HK$300 million to HK$350 million.

For FY2010, our strategic focus was to grab broadband market share, and build a base camp for our push towards our 10-year Big, Hairy, Audacious Goal (“BHAG”) of becoming the largest Internet Protocol service provider in Hong Kong by 2016. To achieve our BHAG, we need to add about 70,000 – 80,000 net additions every year, for 10 years; in FY2009 we added 75,000 net additions to 391,000 and in FY2010, we added record growth of 135,000 net additions to 526,000 broadband subscriptions as at 31 August 2010.

In November 2009, we launched our HK$99/month “AWESOME SPEED. FOR EVERYONE” Member-Get-Member marketing campaign, assertively cutting the headline rate of our 100Mbps broadband service by half. Despite this price cut which impacts both acquisition and retention pricing, we were still able to achieve moderate growth in our turnover by 6.5% year-on-year to HK$1,574.7 million, comprised 10.2% to HK$1,356.1 million for our Fixed Telecom Network Services (FTNS) business which more than offset the 11.6% decline to HK$218.6 million for International Telecommunications Service (IDD) business. Our FTNS business now contributes 86.1% of the Group’s turnover and this uptrend should continue while phasing down our IDD business.

Despite the record growth and the fact that majority of the associated acquisition cost is expensed as incurred, we managed to maintain a stable core EBITDA of HK$479.1 million in FY2010 versus core EBITDA of HK$476.7 million in FY2009. Core EBITDA is defined as EBITDA minus/plus the gain/(loss) on extinguishment of 10-year senior notes in FY2009 and FY2010, which is considered as non-operating in nature, and is summarised as below:

	2010 HK$ million	2009 HK$ million
EBITDA	469.4	508.1
Loss/(gain) on extinguishment of 10-year senior notes	9.7	(31.4)

Core EBITDA	479.1	476.7

EBITDA margin	29.8%	34.4%
Core EBITDA margin	30.4%	32.2%

For FY2010, we incurred capital expenditure of HK$344.8 million which is within our guidance of HK$300 million to HK$350 million. The bulk of the capital expenditure was for expansion of our homes pass by 150,000 to 1.77 million as of 31 August 2010, such that we remain on track to approach 2.0 million homes pass by 31 December 2011.

During FY2010, we benefited from the buy-back and full redemption of our 10-year senior notes, leading to net finance costs falling from HK$50.3 million in FY2009 to HK$10.9 million in FY2010. We take an extremely conservative stance to financing, hence we have entered into a 5-year interest rate swap arrangement to match our gross debt profile, which resulted in a non-cash unrealized finance cost of HK$11.3 million due to the change in fair value of the interest rate swap contract.

After deducting HK$42.7 million income tax expenses which included HK$40.1 million non-cash deferred taxation, the net profit attributable to shareholders for FY2010 reached HK$216.9 million, compared to HK$212.8 million in FY2009.

Fixed Telecommunications Network Services (FTNS)

At the beginning of FY2010, we set out strategy to grow our broadband customer base assertively. 12-month has now passed and we delivered what we have promised – a record growth of 135,000 net additions to 526,000 broadband subscriptions representing approximately 25% market share in the broadband subscription market. This record high gain in broadband subscriptions in FY2010 was driven by the success of our “AWESOME SPEED. FOR EVERYONE” promotion, which lasted for 10 months between November 2009 to August 2010. This promotion included a “Member-Get-Member” marketing campaign which halved the headline price of our symmetric 100 Mbps broadband service to HK$99/ month if you bring in an additional friend at HK$99/month, i.e. we were essentially trading up one subscriber at broadband bundle blended ARPU in August 2009 of HK$182/month for two subscriptions at basic rate of HK$99/month. When we launched the campaign in November 2009, our competitors quickly copied or even priced below HK$99/month, but we nonetheless, was able to dominate the market share gains due to our superior bandwidth and network coverage. We estimate that during the year to 31 August 2010, the whole broadband market grew by 145,000 subscribers ((2,093,038 as of 31 July 2010 less 1,960,118 as 31 August 2009) x 12/11) of which we added 93% or 135,000.

On 14 April 2010, we started to pave the way for an ARPU increase with the launch of our 1000 Mbps broadband service at HK$199/month which we will aim to upgrade our 100 Mbps customer base over time. Furthermore, effective from 1 September 2010, we raised our basic bb100 standalone price by 70.7% to HK$169/month and also introduced our triple-play package of 100Mbps broadband, home telephone and IP-TV services for HK$199/month, which we expect to position as our new mainstream package.

Our very low churn rate of below 1.0% per month suggests us that we are under-pricing our service, which was necessitated by our desire to grow market share. We believe that once customers have become addicted to our higher bandwidth Fibre-based services, it will be very difficult for them to return to legacy copper based xDSL services. Our bandwidth advantage is becoming more and more apparent with the proliferation of high definition video and multiple internet-enabled devices at home such as smartphones, tablets and WiFi TV etc.

On local telephony, we added 49,000 net additions to 431,000 subscriptions in an overall market that is already matured.

On IP-TV, we had 17,000 net declines to 153,000 subscriptions, as we proactively churned off free or low paying IP-TV subscribers and redeployed the set-top-boxes to higher yielding customers. We continue to enhance our channel variety so as to increase the content value to our customers. We are now offering around 110 channels with selective additions throughout the year, including Disney Channel, Discovery Channel, Hallmark, SCI FI, TRACE music channel, Anyplex Video-On-Demand service for latest Hollywood blockbusters and a bilingual KidsCo Channel.

International Telecommunications Services (IDD)

IDD revenue was down 11.6% to HK$218.6 million, contributed only 13.9% of the Group’s turnover. This segment continues to face intensive competition from traditional IDD as well as other Voice-Over-IP (VoIP) calling options, many of whom are offered free of charge plans on PC to PC platforms. Our IDD traffic volume fell by 4.7% from 487 million minutes in FY2009 to 464 million minutes in FY2010. On IDD, our strategy is to focus on cash flow and profitability rather than market share.

LIQUIDITY AND CAPITAL RESOURCES

The Group strengthened our financial position during the year under review. As of 31 August 2010, the Group had total cash and cash equivalents amounting to HK$588.7 million (31 August 2009: HK$226.5 million) and outstanding borrowing of HK$134.7 million (31 August 2009: HK$168.7 million), which led to a net cash position of HK$454.0 million (31 August 2009: HK$57.8 million). As of 31 August 2010, the Group had total unutilised banking facility and revolving loan facility of HK$220.5 million (31 August 2009: HK$197.2 million), of which HK$190 million revolving loan facility was cancelled in September 2010 to avoid incurring unnecessary finance costs.

Our long-term liability consists mainly of our outstanding 5-year bank loan which amounted to HK$123.6 million (31 August 2009: Our long term liability consists mainly of our outstanding 10-year senior notes of HK$162.6 million). There is no pledged bank deposit as at 31 August 2010 (31 August 2009: HK$15.0 million). During the year, the Group entered into a 5-year interest rate swap contract with a HK$175 million notional amount to hedge against interest rate risk which is recognised initially at fair value and is remeasured at each balance sheet date.

During the year, given the growth of our high cash generating FTNS business and our strong cash balance, the Group fully repaid the then outstanding 10-year senior notes with principle value of US$21.4 million (equivalent to approximately HK$165.6 million) through repurchase in the open market and early redemption at price equal to 104.375% of the principle amount. The repurchase and redemption were partially supported by a HK$125 million 5-year bank loan to take advantage of the low interest rate environment and also to maintain funding and capital structure flexibility.

The debt maturity profiles of the Group as of 31 August 2010 and 31 August 2009 were as follows:

	2010 HK$’000	2009 HK$’000
Repayable within one year	10,702	5,566
Repayable in the second year	105	197
Repayable in the third to fifth year	123,855	263
Repayable after the fifth year	—	162,656

Total	134,662	168,682

As of 31 August 2010, our outstanding borrowings bear fixed or floating interest rate and are all denominated in Hong Kong dollars. As the Group was in net cash position for both FY2010 and FY2009, no gearing ratio is presented.

On 28 April 2010, we completed a placement of 80,500,000 new ordinary shares of the Company in the form of 4,025,000 American Depositary Shares (“ADSs”) (1 ADS = 20 ordinary shares) and raised gross proceeds of US$52.3 million (equivalent to approximately HK$406.2 million). After deducting the underwriter’s fees and aggregate offering expenses paid by us, we intend to use the net proceeds to launch our new domestic free television services in Hong Kong subject to license award, and the remainder of the proceeds for general corporate purposes.

One of our growth factors is to expand our fibre network coverage to reach 2.0 million residential homes pass by the end of calendar year 2011. We had a good progress in FY2010 with 150,000 homes pass additions to 1.77 million as of 31 August 2010, versus 140,000 homes pass addition to 1.62 million as of 31 August 2009. Our capital expenditure for this year was HK$344.8 million, higher than the same period last year of HK$286.7 million mainly for expanding our network coverage and customer-base. Although we are aggressively expanding our network, our policy to manage capital expenditure incurred below our EBITDA continues. During the year, the Group has generated an adjusted free cash flow of HK$113.8 million, which is defined as EBITDA less capital expenditure and less net finance costs (2009: HK$171.1 million).

The on-going capital expenditure to complete our network coverage target will be mainly funded by internally generated cash flow. Our capital expenditure outlook for FY2011 is expected to be about HK$320 million to HK$350 million. After we achieve our 2.0 million homes pass target by 31 December 2011, we expect our core capital expenditure to turnover ratios to approximately halve to 10% of turnover. Overall, the Group’s financial position remains sounded for continuous business and network expansion.

Charge on Group’s Assets

As of 31 August 2010, the Group has not been required for any pledged deposits to secure its banking facilities (31 August 2009: HK$15.0 million for securing bank facilities of equivalent amount for issuing bank guarantees, letter of credits, hedging arrangements, bank loan and overdraft facilities).

Exchange Rates

All the Group’s monetary assets and liabilities are primarily denominated in either Hong Kong dollars or United States dollars. Given the exchange rate of the Hong Kong dollar to the United States dollar has remained close to the current pegged rate of HKD7.80 = USD1.00 since 1983, management does not expect significant foreign exchange gains or losses between the two currencies.

The Group is also exposed to a certain amount of foreign exchange risk based on fluctuations between the Hong Kong dollars and the Renminbi arising from its operation in the People’s Republic of China. In order to limit this foreign currency risk exposure, the Group maintained Renminbi cash balance that approximates two to three months’ of operating Renminbi cash flows requirements.

Contingent Liabilities

As of 31 August 2010, the Group had total contingent liabilities in respect of guarantees provided to suppliers of HK$2.7 million (31 August 2009: HK$2.5 million) and to utility vendors in lieu of payment of utility deposits of HK$5.6 million (31 August 2009: HK$5.3 million).

Save as disclosed above, there are no material contingent liabilities or off-balance-sheet obligations.

PROSPECTS

Our primary focus in FY2010 was assertive growth in our subscription base, while stepping into FY2011, we shift our focus from “seed-planting” to “harvesting”, i.e. from “subscriber maximisation” to “profit maximisation”. With our 526,000 broadband subscription base, widen distribution channels, together with our expanding 1.77 million residential homes pass fibre network, we have set the base camp for us to drive towards our 10-year BHAG of becoming the largest Internet Protocol service provider by 2016.

Hence, for FY2011, our guidance on the key metrics is as below:

–	broadband subscriptions growth from 526,000 as of 31 August 2010 to exceed 600,000 subscriptions by 31 August 2011

–	EBITDA to exceed HK$580 million

–	capital expenditure on telecommunications business of HK$320 million to HK$350 million

With these challenging key performance targets being set, a clear message on this year’s direction was fully communicated to all Talents internally and stakeholders externally at the beginning of FY2011 – this year, we will move beyond subscribers, and focus on profitability. We shall attack this goal through two pillars – grow revenues and enhance cost efficiency.

On revenue side, a series of actions is undergoing to advance our top-line and bottom-line growth, including the below:

–	On 19 August 2010, we announced to the public that effective from 1 September 2010, we ended the HK$99/month for symmetric 100Mbps broadband marketing offer towards either HK$199/month for 100Mbps triple play service or HK$199/month for 1000Mbps broadband only service.

–	During FY2010, we have strengthened our exposure in the corporate market by extending our fibre network coverage to Grade A office buildings in locations such as International Finance Centre (IFC), International Commerce Centre (ICC), Pacific Place, The Lee Gardens, Cyberport, One Island East, etc. This has paved the way for our corporate business growth from small-to-medium enterprises (SMEs) to large multinational corporations (MNCs).

On the cost side, “do more with less” is the way how we drive change and innovation within the Group – and we do this by more than streamlining business processes – we change the way we do business:

–	Instead of solely relying on our sales executives for customer acquisition and contract renewal, we introduced on-line registration platform in late FY2009 and we used FY2010 to build the public awareness. This year, we will proactively and aggressively push this channel to be one of our key distribution channels.

–	With scaled subscription base of over half a million, we have a gradual margin expansion from shifting our cost mix from customer acquisition cost at about 30% of contract sum to customer retention cost at about 10% of contract sum.

Whilst we are on a cost conscious mode, there is always one critical item that we do not hesitate for continuous investments – our Talents. We truly believe that our Talents are our future who will lead the Group to attain our next 10-year BHAG in 2026.

DIVIDEND

In view of the strong balance sheet position and controllable CAPEX from FY2011 onwards, instead of relying on the adjusted free cash flow, defined as EBITDA less capital expenditure less net finance costs, as the base for our dividend payout, we now consider that net profits is a better base to determine the dividend payout. While the cash generating capacity of our FTNS business is continuously improving, to better return to our shareholders, we decided to further enhance our dividend payout policy to 60-90% of net profits. As such, the Board recommends a final dividend of HK13.5 cents per ordinary share in respect of the year ended 31 August 2010 and this will bring the total dividend in respect of FY2010 to HK20 cents per ordinary share (FY2009: HK19 cents per ordinary share), representing a payout of approximately 65% of this year’s net profits.

TALENT REMUNERATION

Including the directors of the Group, as at 31 August 2010, the Group had 3,232 permanent full-time Talents versus 3,173 as of 31 August 2009. The total Talent related cost was HK$563.1 million in FY2010 versus HK$546.6 million in FY2009 which was mainly due to resources increased for network expansion and for sales forces, and also for discretionary performance reward for top-performing Talents.

The Group provides remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on both the Group’s and individual performances. The Group also provides comprehensive medical insurance coverage, competitive retirement benefits schemes, Talent training programs and operates share option scheme.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Save as disclosed below, neither the Company nor any of its subsidiaries has purchased, sold nor redeemed any of the Company’s listed securities during the year ended 31 August 2010.

On 4 December 2009, the Company repurchased a portion of the 10-year senior notes with a cumulative principal value of US$1,500,000 (equivalent to HK$11,625,000) in the open market. The total consideration paid including accrued interest was approximately US$1,562,000 (equivalent to HK$12,103,000).

On 1 February 2010, the Company redeemed the then outstanding 10-year senior notes with principle value of US$19,863,000 (equivalent to HK$153,948,000) at the redemption price equal to 104.375% of the principal amount. The total consideration paid including accrued interest was approximately US$21,601,000 (equivalent to HK$167,624,000).

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

During the year ended 31 August 2010, the Company has complied with all the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Listing Rules.

CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuer (the “Model Code”) contained in Appendix 10 to the Listing Rules as the code of conduct for securities transactions by Directors (the “Company Code”).

Having made specific enquiry with the Directors, all of the Directors confirmed that they had complied with the required standard set out in the Model Code and the Company Code throughout the year ended 31 August 2010.

REVIEW BY AUDIT COMMITTEE

The Audit Committee has reviewed and discussed with the management of the Company the audited annual results for the year ended 31 August 2010.

The Audit Committee comprises three Independent Non-executive Directors, namely Mr. Lee Hon Ying, John (the Chairman of the Audit Committee), Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

FINAL DIVIDEND

The Board has recommended to pay a final dividend of HK13.5 cents per ordinary share in respect of the year ended 31 August 2010 (2009: HK16 cents per ordinary share). Subject to the approval of the Company’s shareholders at the forthcoming Annual General Meeting, the proposed final dividend will be distributed on or about 5 January 2011 to the shareholders whose names appear on the register of members of the Company as at the close of business on 21 December 2010.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 17 December 2010 to 21 December 2010 (both days inclusive) during which period no transfers of shares would be registered. In order to qualify for the proposed final dividend, all transfer of shares accompanied by the relevant share certificates must be lodged with the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not later than 4:30 p.m. on 16 December 2010.

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held on 21 December 2010. Notice of Annual General Meeting together with the Company’s Annual Report will be published and dispatched in the manner as required by the Listing Rules in due course.

By Order of the Board
Lai Ni Quiaque
Executive Director, Chief Financial Officer and Company Secretary

Hong Kong, 9 November 2010

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Mr. Yeung Chu Kwong, William (Chief Executive Officer), Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director is Dr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

“Where the English and the Chinese texts conflicts, the English text prevails”